Exhibit 5.1

Gregg P. Barnard
E-MAIL: gbarnard@woodburnandwedge.com
DIRECT DIAL: (775) 688-3025

February 2, 2006

Wilson Holdings, Inc.
2700 Via Fortuna, Suite 400
Austin, Texas 78746

Ladies and Gentlemen:

This opinion is delivered in connection with a registration statement on Form SB-2, File No. 333- ________________, (the “Registration Statement”), of Wilson Holdings, Inc., a Nevada corporation (the “Company”), relating to the registration of 6,000,000 shares of the Company’s common stock, par value $.001 per share (the “Shares”). The Shares, or a portion thereof, may be issued to the Selling Shareholders, as described in the Registration Statement, upon the Selling Shareholder’s conversion of the Company’s 5% Convertible Notes due December 1, 2012 (the “Convertible Notes”) held by such Selling Shareholder. As special Nevada counsel for the Company, we advise you as follows.

In connection with rendering this opinion, we have examined such corporate records, certificates and other documents as we have considered necessary for the purposes of this opinion. In such examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to the original documents of all documents submitted to us as copies and the authenticity of the originals of such latter documents. As to any facts material to our opinion, we have, when relevant facts were not independently established, relied upon the aforesaid records, certificates and documents.

As counsel for the Company, we are of the opinion that:

1. The Company is a corporation duly organized and legally existing under the laws of the State of Nevada and is in good standing under said laws, and that it is legally qualified to hold property and do business under said laws.

2. The Shares, or such portion thereof ultimately issued to the Selling Shareholders, will be validly issued, fully paid and non-assessable upon conversion of all or part of the Selling Shareholder’s Convertible Note pursuant to the terms and conditions thereof.

The foregoing opinions are limited to the matters expressly set forth herein and no opinion may be implied or inferred beyond the matters expressly stated. We disclaim any obligation to update this letter for events occurring after the date of this letter, or as a result of knowledge acquired by us after that date, including changes in any of the statutory or decisional law after the date of this letter. We are members of the bar of the

Wilson Holdings, Inc.
February 2, 2006

State of Nevada. We express no opinion as to the effect and application of any United States federal law, rule or regulation or any securities or blue-sky laws of any state, including the State of Nevada. We are not opining on, and assume no responsibility as to, the applicability to or the effect on any of the matters covered herein of the laws of any other jurisdiction, other than the laws of Nevada as presently in effect.

We hereby consent:

  To being named in the Registration Statement and in any amendments thereto a counsel for the Company;

  To the statements with reference to our firm made in the Registration Statement and the Registration Statement of the Company on Form SB-2, File No. 333- ____________; and

  To the filing of this opinion as an exhibit to the Registration Statement.
Sincerely,

WOODBURN and WEDGE

By:	/s/ Gregg P. Barnard
Gregg P. Barnard